ICEMILLERSM
LEGAL & BUSINESS ADVISORS

July 7, 2005	WRITER'S DIRECT NUMBER: (317) 236-2289 DIRECT FAX: (317) 592-4666 INTERNET: Stephen.Hackman@icemiller.com

Via EDGAR and Courier

Jennifer Hardy, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

  Re:
  Haynes International, Inc.
  Form S-1 filed May 16, 2005
  File No. 333-124977

Dear Ms. Hardy:

        On behalf of our client, Haynes International, Inc. (the "Company"), this letter responds to the Staff's comments on the above-referenced filing (the "Original Form S-1") provided to Francis J. Petro by letter dated June 10, 2005. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff's comment letter. The Staff's comments are in bold. Also enclosed is a marked copy of Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-124977 ("Amendment No. 1"), comparing it to the Original Form S-1. Unless otherwise noted below, the Staff's comments have been addressed in Amendment No. 1. The page numbers in this letter refer to the respective pages of Amendment No. 1.

Form S-1 filed May 16, 2005

General

Prospectus Summary, page 1

1.
In your Summary and throughout the prospectus you refer to your company as being a "leading innovator, developer, producer and solution provider," "leading producer," "technological leader" and other similar comments. Please revise these disclosures to specify the measure upon which you base these statements.

The Summary and the remainder of the prospectus have been revised to clarify the concept of the Company's standing within the industry and to relate its position directly to the competition of its peer group.

2.
Please revise this section to include a balanced description of your business. For example, to the extent that you discuss your business strategy in the summary, please balance it by briefly discussing the risks of implementing the strategy, such as the fact that liquidity issues may limit your ability to make significant capital investments.

The Summary has been revised to provide additional information regarding the risks associated with executing on our business strategy.

Risk Factors, page 7

3.
Throughout this section, you state that you "cannot assure", "there can be no assurance", or you "cannot be sure [of]" various facts. The real risk, however, is not your inability to assure the reader. Please revise so that the risk is clear.

The discussion in this section has been revised to eliminate the phrases you refer to in order to clarify the risk being addressed in each risk factor.

The sale of a large block of our stock could adversely affect, page 11

4.
We note the second sentence in this risk factor. Please tell us supplementally how all of the outstanding common stock being freely tradeable allows you to comply with your obligation to maintain the effectiveness of this registration statement.

The sentence has been removed from the risk factor in Amendment No. 1.

Pro Forma Financial Information, page 17

5.
Please revise note 1 to separately state the amount of adjustment for each item listed. In addition, please provide sufficient information for each adjustment item to allow an investor to recalculate the amount.

Note 1 (which has become note 2 in Amendment No.1) has been revised to separately state the amount of adjustment for each item listed and provides sufficient information to allow an investor to recalculate the amount.

6.
Please tell us how you determined it was appropriate to adjust cost of sales for the fair value of inventory from the fresh start accounting. It appears that the fair value adjustment of inventory directly relates to the plan of reorganization and would be included in the determination of income within the twelve months following the plan of reorganization, which Article 11 of Regulation S-X requires to be disclosed but not adjusted in the pro forma financial statements.

Amendment No. 1 has been revised to remove the adjustment to cost of sales for the fair value of inventory from the fresh start accounting in the pro forma adjustments column and to disclose this amount in a footnote to the pro forma financial information in accordance with Article 11 of Regulation S-X.

7.
Please revise notes 2 and 3 to include sufficient information to allow an investor to recalculate the adjustments.

Notes 2 and 3 (which have become notes 3 and 4 in Amendment No. 1) have been revised to include sufficient information to allow an investor to recalculate the adjustments.

8.
Expand your disclosure in note 5 to indicate how you determined the appropriateness of the expected tax benefit on the pro forma operations.

Note 5 (which has become note 6 in Amendment No. 1) has been expanded to indicate how the appropriateness of the expected tax benefit on the pro forma operations was determined. Specifically, the new note 6 discloses that the expected tax benefit was calculated based on the Company's expected effective tax rate of 38%.

9.
As indicated on page 62, we note that you entered into an Employment Agreement with your president and chief executive officer in connection with your plan of reorganization. Please expand your disclosures to clarify whether the new salary agreement results in material changes in compensation and if so, revise your pro forma financial statements accordingly.

The disclosure on page 64 of Amendment No. 1 has been revised to clarify that Employment Agreement between the Company and its president and chief executive officer entered into in connection with the Company's plan of reorganization did not result in any change in compensation.

Selected Historical Consolidated Financial Data, page 19

10.
Please revise your tabular presentation to include pro forma financial information for fiscal year 2004 to enhance an investor's understanding of your results of operations. Refer to Item 301 of Regulation S-K for guidance.

The Selected Historical Consolidated Financial Data in Amendment No. 1 have been revised to include pro forma financial information for fiscal year 2004.

MD&A

Results of Operations, page 27

11.
We note that you combine the results of operations for the predecessor and successor periods of Haynes International. As you note in your filing, these two periods are not prepared on a comparable basis of accounting and therefore should not be discussed on a combined basis. Given that the effective date of the plan of reorganization occurred during the latest fiscal year, it appears more appropriate to discuss and disclose fiscal year 2004 on a pro forma basis. We remind you however, that you still must discuss your 2004 historical results of operations (on a predecessor and successor basis) in your Management's Discussion and Analysis.

Management's Discussion and Analysis has been revised in Amendment No. 1 to compare fiscal year 2004 on a pro forma basis (as presented on page 18) with fiscal year 2003 on a historical basis. Additionally, Management's Discussion and Analysis has been revised to include discussion of material items in both the eleven-month predecessor and one-month successor historical periods of fiscal year 2004.

12.
Please revise your discussion and analysis of selling, general and administrative expense (SG&A) for the annual periods to include information as a percentage of net revenues. Since your net revenues are increasing, an analysis of SG&A as a percentage of net revenues appears to be a more appropriate analysis.

An analysis of selling, general and administrative expenses as a percentage of net revenues for the annual periods has been added to the discussion of Results of Operations in Amendment No. 1.

Liquidity and Capital Resources, page 34

13.
State the interest rate on the Loan and Security Agreement and the U.K. Facility Agreement as of the most recent date practicable.

Amendment No. 1 has been revised to reflect that, as of May 31, 2005, the Loan and Security Agreement had a weighted average interest rate 6.21% and the U.K. Facility Agreement had a weighted average interest rate of 6.76%.

14.
We note that your Congress Loan and Security Agreement and U.K. Facility Agreement contain financial covenants. As such, please include a discussion of your material financial debt covenants, including the actual ratio amounts for the most recent period presented (March 31, 2005), unless management believes that the likelihood of default is remote. See Section 501.03 of the Financial Reporting Codification. Please state whether or not you were in compliance with these financial covenants for the most recent period. Finally, you state that $11 million available under your credit agreements. Please confirm to us that borrowing this full amount would not violate any of your existing debt covenants; otherwise, please state the amount available under your credit agreements that would not result in a violation of your financial covenants.

Management of the Company believes that the likelihood of default under these financial covenants is remote, so further discussion of the material financial debt covenants has not been included in Amendment No. 1. The Company supplementally advises the staff that it is required to comply with a minimum EBITDA covenant which requires that EBITDA be at least $20 million on a rolling twelve month basis. At March 31, 2005, the Company had EBITDA of $35 million. The only other financial covenant imposed on the Company is the maintenance of a minimum fixed charge coverage ratio of 1.1 to 1.0. At March 31, 2005, the Company's fixed charge coverage ratio was 2.02 to 1.0. Amendment No. 1 has been revised to include a statement that the Company was in compliance with these financial covenants for the most recent testing period. The Company supplementally confirms to the Staff that borrowing the full amount of $11 million available under the credit agreements would not violate any existing debt covenants. The Company takes all required reserves and other financial covenant issues into account when calculating availability.

15.
We note that you expect to spend approximately $12.7 million for capital expenditures during fiscal year 2005. We further note that you believe the amount available under your credit agreements (~$11 million) and your approximate $2.8 million in available cash is sufficient to fund your $12.7 million in capital expenditures plus your working capital needs. Please revise your disclosure to provide sufficient detail as to how your sources of capital will be sufficient to fund your capital expenditures and working capital needs for the next twelve months.

Amendment No. 1 has been revised to clarify that, of the $12.7 million in expected capital expenditures during fiscal 2005, the Company has already spent and funded a total of $5.3 million, leaving approximately $7.4 million in expenditures to be funded. The Company further discloses that it expects to fund these expenditures through cash that it will generate through its operations, as well as current cash available and borrowings under its credit agreements.

16.
In note 10 to your annual consolidated financial statements, you provide the expected future pension and postretirement health care benefit payments for fiscal years 2005 through 2014, which totals to $146,810,000. However, you contractual obligations table only includes a total of $57,030,000 payments. Please either revise your contractual obligations table to agree to the information included in note 10, or provide a footnote explaining the difference.

The Company supplementally advises the Staff that note 10 to the consolidated financial statements reflects a total amount of $146,810,000 for expected future pension and postretirement health care benefit payments for fiscal years 2005 through 2014, in accordance with FAS 132(R) and simply reflects the expected benefit payments to be made from the pension and post-retirement plans. This amount does not, and under FAS 132(R) is not required to, reflect the amount that the Company will expend in cash. The amount reflected in the contractual obligations table are funding requirements that the Company expects to be required to pay as post-employment benefits only.

Footnote 3 to the contractual obligations table has been revised in Amendment No. 1 as follows, "This represents expected post-employment benefits only. There is currently no funding obligation from the Company to the pension plan and all benefit payments under the pension plan will come from the plan and not the Company. Accordingly, amounts relating to the pension plan are not included in the table." Additionally, the contractual obligations table has been revised so that this category is referred to only as "other post-retirement benefits" in order to reduce any confusion.

Critical Accounting Policies and Estimates, page 38

17.
Please expand this section to include the following information:

•
Revenue Recognition: State whether there is any history of actual returns exceeding allowances.

The Critical Accounting Policies and Estimates section included in Amendment No. 1 has been revised to include the additional information requested regarding Revenue Recognition. Specifically, Amendment No. 1 now discloses that the Company does not have any history of returns that have exceeded management's recorded allowances.

•
Pension and Post Retirement Benefits: State the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan assets, and rate of compensation increase. In addition, we note that your expected return on plan assets is 9%. Expand your disclosures to help readers understand why you believe 9% is a reasonable expected rate of plan assets given the fact that your plan asset allocation is 60% equity and 40% fixed income. Specifically discuss the expected rate return for your equity plan assets and your fixed income plan assets.

Amendment No. 1 has been revised to disclose the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan assets, and rate of compensation increase. Amendment No. 1 has also been revised to disclose that the Company believes the expected rate of return on plan assets of 9.0% is a reasonable assumption based on its asset allocation of 60% equity and 40% fixed income. The Company's assumption for expected weighted average rate of return for equity plan assets and fixed income plan assets are 6.0% and 3.0%, respectively. This position is supported through a review by external consultants of investment criteria, and consideration of historical returns over a several year period.

    The Company supplementally advises the Staff that the actual historical returns have exceeded the 9.0% estimated return rate used by the Company. As of May 31, 2005, based upon the actual returns in the first eight months of fiscal 2005 and projections for the remaining four months in fiscal 2005 (annualizing the rate of return for the eight month period), the Company estimates that the return on assets will be approximately 11.3% for fiscal 2005. In making its estimates each year, the Company weighs the historical returns against current and expected market conditions and trends. Additionally, the Company's estimates are reviewed for reasonableness by an actuarial firm. The current actual trailing three-year weighted average for equity assets is 8.86% and fixed income plan assets is 3.02%.

  •
  Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets: Provide a more detailed description of the assumptions and estimates you have made in determining the fair value of your reporting units using the discounted cash flow approach to support recoverability of goodwill. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.

  The discussion regarding the Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets has not been expanded in Amendment No. 1 to include additional information concerning the recoverability of goodwill, because the Company has not yet made its first annual impairment assessment of goodwill. As prescribed by paragraph 47 of SFAS 141, after its initial recognition, goodwill shall be accounted for in accordance with the provisions of SFAS 142. Paragraph 26 of FAS 142 states that goodwill shall be tested for impairment on an annual basis and between annual tests in certain circumstances. The Company has not yet reached the annual date (August 31) on which it will perform its annual evaluation of good will for impairment and has encountered no events or circumstances as described in paragraph 28 of FAS 142 since the initial recording of the goodwill that would indicate the need for an impairment test prior to the first annual assessment.

  •
  Income Taxes: Please provide a comprehensive analysis regarding your determination that the realizability of your deferred tax assets is more likely than not. Please refer to paragraphs 20-25 of SFAS 109 for guidance. In addition, quantify the amount taxable income you must generate to fully realize your deferred tax assets.

  The Critical Accounting Policies and Estimates section included in Amendment No. 1 has been revised to include the additional information requested regarding Income Taxes. Specifically, Amendment No. 1 has been revised to state that the determination of whether or not a valuation allowance is needed is based upon an evaluation of both positive and negative evidence and to expand our analysis regarding the determination that the realizability of deferred tax assets is more likely than not. Additionally, the Company has disclosed that realization of the deferred tax asset for net operating losses is dependent on generating sufficient future taxable income in the United States prior to the expiration of the net operating losses and credit carryforwards of approximately $30.3 million.

18.
We note that you are subject to environmental regulations, which require you to make estimates as to your costs for remediation and product liability. Please tell us what consideration you gave to including your environmental contingencies and product liabilities as a critical accounting policies and estimates.

  The Company has not included environmental contingencies and product liabilities as a critical accounting policy because management does not believe that these items, based on the facts and circumstances known today, represent a material cost or risk to the operations of the Company. Management comes to this conclusion based on historical performance and the process that the Company follows in managing these issues.

  The first step in determining that these items represent non-material issues is a review of historical performance. On a historical basis, the Company has not experienced any event within these areas which has had a material impact on the Company's results of operations or financial condition. Secondly, the Company works to remove uncertainty from the process by analyzing historical performance to remove or correct those processes which could develop into a potential issue. Thirdly, the Company works with external environmental and legal consultants, including review by public regulatory agencies, to pro-actively analyze the Company's operations to identify potential risk areas so that any potential issue can be identified and pro-actively remedied. In addition, these same resources are used to review current risks to measure future impact on the operations of the Company.

  Also, as part of this review process, management gives consideration to the range of possible estimates used in determining the financial impact on the operations of the Company. Management believes that any variance in these estimates would also not be material to the results of operations or financial condition of the Company currently or in the future.

  Based on what is known today, there is a reasonable degree of certainty as to cost to be incurred in future periods with respect to the environmental contingencies and product liability risks of the Company. Management believes that these costs are not material to the Company's financial condition, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk, page 41

19.
State the number and dollar amount of currency contracts outstanding.

Amendment No. 1 has been revised to clarify that the Company is not currently party to any currency contracts.

Security Ownership of Certain Beneficial Owners and Management, page 69

20.
Revise this section to provide the address for each officer and director, as well as Northeast Investors Trust.

Amendment No. 1 has been revised to provide the requested addresses.

Certain Transactions, page 71

21.
In the first paragraph, please delete the statement that the information provided is "qualified in its entirety by reference" to the registration rights agreement. Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See Rule 411(a) of Regulation C. Make similar revisions elsewhere in the document as necessary.

The statement that the information provided is "qualified in its entirety by reference" to the registration rights agreement has been removed. There are no other similar references in the prospectus.

Selling Stockholders, page 73

22.
Please revise your disclosures to identify the natural person or persons who have voting or investment control over the company's securities that JANA Partners LLC owns. See Interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

  Amendment No. 1 has been revised to provide the required information.

23.
Please tell us whether any of the selling shareholders are a broker-dealer or an affiliate of broker-dealer. If any selling shareholder is a registered broker-dealer, it should be named as an underwriter. If the selling shareholder is an affiliate, of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Amendment No. 1 has been revised to disclose that the entities that are registered investment funds advised by Fidelity Management & Research Company and Fidelity Management Trust Company are affiliates of a broker-dealer and to provide the additional disclosure required. No other selling shareholder is, or is an affiliate of, a broker-dealer.

Shares of Common Stock Issued in the Reorganization Eligible for Future Sales, page 77

24.
We note that you entered into a registration rights agreements with certain entities that received common shares in exchange for their claims against the company and that these entities are listed as selling stockholders. It appears that an additional selling shareholder, JANA Partners LLC, is listed in the table but was not a party to the registration rights agreement. Please tell us how JANA Partners LLC received its common shares and why it is necessary to register its shares for resale.

JANA Partners LLC acquired the shares of the Company's common stock included in the registration statement from one of the original parties to the registration rights agreement executed in connection with the Company's emergence from bankruptcy. Pursuant to the bankruptcy registration rights agreement, the purchaser of at least 10% of the total outstanding shares of the Company's common stock from a party to such registration rights agreement is entitled to have such shares registered in accordance with the terms of the agreement.

Plan of Distribution, page 79

25.
Please revise to state that any pledgees or transferees of the selling shareholders will be named in a prospectus supplement.

Amendment No. 1 has been revised to include the above statement.

26.
Please revise this section to state that if an underwriter is used in the resale of the shares, you will file a post-effective amendment to disclose the name of the underwriter and discuss the material terms of any agreement.

Amendment No. 1 has been revised to include the above statement.

Haynes International financial statements for the year ended September 30, 2004

General

27.
We note you refer to your financial advisor with regard to preparing the valuation analysis of your business and the new securities to be issued under the plan of reorganization (note 1) and an independent valuation with regard to the determination of the fair value of your common stock in connection with the issuance of stock options (note 14). Please either identify your financial advisor and third party independent valuation firm or delete your references to them. We remind you that if you identify and refer to third parties, you must include their consent in the S-1. Refer to Section 436(b) of Regulation C.

Amendment No. 1 has been revised to remove the references to the Company's financial advisor in Notes 1 and 14 to the consolidated financial statements.

Consolidated Statements of Operations, page F-4

28.
Based on your description of the costs included in your research and technical expense on page 52, it appears that this expense includes items beyond the description of research and development costs detailed in paragraphs 8-10 of SFAS 2. As such, please revise your disclosure and statements of operations, as appropriate. Specifically address the amount of expenses related to providing technical services to customers and indicate why such costs are not recorded as cost of revenues.

The description of costs included in research and technical expense on page 58 of Amendment No. 1 has been modified to delete the reference to those costs which may be considered related to manufacturing. These costs equal an amount of less than $50,000.

Note 1 Background and Organization, Fresh Start Reporting, page F-10

29.
We note that you applied fresh start accounting on August 31, 2004 and that your financial advisor presented estimates that the total enterprise value of Haynes was within a range of $160 to $240 million. We also note that the company used $200 million (the midpoint of the range) as the basis for its reorganization value for purposes of applying fresh start accounting. You allocated $118.7 million of the $200 million to common equity value. Based on the 10,000,000 shares issued, this results in a per share deemed fair value of $11.80 per share. Tell us how this deemed per share value is reasonable in light of your disclosures in Note 14 which indicates that the fair value of the Company's common stock on the stock option date (August 31, 2004) was $15.37 per share as determined by management based in part on an independent valuation.

The Company supplementally advises the Staff that the estimated range of the enterprise value of the Company was $160 million to $240 million on August 31, 2004. This range was based on a valuation performed in March 2004. The disclosure statement distributed to, and approved by, interested parties (including the Bankruptcy Court) used the mid-point of the range, i.e., $200 million, for the purpose of presenting pro forma financial information of the reorganized entity. The original and amended plan both disclosed a reorganization value of $200 million.

Paragraph ..69 of AICPA Statement of Accounting Positions No. 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (SOP 90-7), defines reorganization value as follows:

The value attributed to the reconstituted entity, as well as the expected net realizable value of those assets that will be disposed before reconstitution occurs. Therefore, this value is viewed as the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring. However, SOP 90-7 does not provide specific guidance with respect to the "measurement date" for determining reorganization value. What is clear is that SOP 90-7 specifically analogizes to the purchase accounting model contained in FASB Statement No. 141, Business Combinations (SFAS No. 141). Paragraph .38 requires that an entity that qualifies for fresh-start accounting apply the provisions of SFAS No. 141 in allocating the reorganization value of the entity to the assets and liabilities of the emerged entity. As a result, the Company believes the measurement date principles of SFAS No. 141 and its related interpretations are analogous when establishing reorganization value. Specifically, EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination (EITF 99-12), provides guidance for determining the measurement date of a business combination. Paragraph 4 of EITF 99-12 states, in part:

Task Force reached a consensus on Issue 1 that the value of the acquirer's marketable equity securities issued to effect a purchase business combination should be determined, pursuant to the guidance in paragraph 74 of Opinion 16, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. [emphasis added]

The Company believes that EITF 99-12 generally should be considered by analogy by companies that apply fresh-start accounting because the fresh-start accounting model in SOP 90-7 is based on the purchase accounting model. The underlying premise in valuing a business combination as of the date of agreement to and announcement of terms (versus at the date of consummation) is premised on the notion that the value of the transaction should be based on the negotiated price when agreed to (which presumably is the best estimate of fair value because it arose from an arm's length bargained exchange). Similarly, SOP 90-7 emphasizes the importance of a bargained exchange in determining fair value and clearly states that the negotiation between interested parties may constitute more objective evidence of fair value than the purchase price in a business combination. Paragraph .58 states, in part:

The task force concluded that reorganization value can be a more objective measure of fair value than a purchase price in a business combination. This view is based on two factors. First, a purchase price in a nonbankruptcy business combination may exceed the fair value of the acquired entity, because such determinations may be influenced by a variety of factors unrelated to that entity. Second, in the reorganization process, extensive information available to the parties in interest, the adversarial negotiation process, the involvement of the Bankruptcy Court, the use of specialists by one or more of the parties in interest, and the fact that all elements of the determination are focused solely on the economic viability of the emerging entity result in an objective and reliable determination of reorganization value.

As described above, it seems that the mutual understanding between the parties to the exchange as to the fair value of the reorganized entity is what should be used as the reorganization value. Since the interested parties were informed of the $200 million reorganization value used in the disclosure statement, the Company believes that the $200 million is an objective determination of reorganization value. The Company does not believe that subsequent events should affect the determination of the reorganization value once it is disclosed to, and accepted by, interested parties. As for the determination of the fair value of the Company's common stock on the stock option date (August 31, 2004), the Company utilized the same methodologies as were utilized in determining the enterprise value of the Company for purposes of the reorganization to determine the enterprise value of the Company on the stock option date. However, in determining the enterprise value of the Company on the stock option date, the valuation company used more recent financial information which resulted in an increased enterprise value. This increased amount was then used to determine the fair value of the common stock as of August 31, 2004 for purposes of calculating stock compensation expense. The resulting value (of $15.37 per share) does not include any adjustments for lack of marketability of the shares or any minority discount.

30.
Please revise your disclosure to provide the following information, as required by paragraph 39 of SOP 90-7:

•
The method(s) used to determine the reorganization value, including the factors used in the calculation such as the discount rates, tax rates, the number of years for which cash flows were projected, and the method of determining terminal value.

•
The assumptions made for which there is a reasonable possibility of a variation that could materially affect the measurement of the reorganization value.

•
The assumptions about anticipated conditions that are expected to be different from current conditions.

Refer to Appendix B of SOP 90-7 for additional guidance.

Amendment No. 1 has been revised to provide the information required by paragraph 39 of SOP 90-7. Please refer to the caption "Fresh Start Reporting" in Note 1 to the consolidated financial statements.

Note 3 Inventories, page F-21

31.
We note that effective October 1, 2003, Haynes-predecessor changed its inventory costing method for domestic inventories from the LIFO method to the FIFO method. In this regard, we also note your belief that FIFO inventory values presented in your balance sheet will more closely approximate the current value of inventory. However, we note that the cost of nickel, a major component of your products rose rapidly in fiscal year 2003 and continued to increase throughout fiscal year 2004. We also note that your conversion costs of inventory (particularly energy costs) have continued to increase. Given these two factors, revise Management's Discussion and Analysis to adequately discuss the limitations of using the FIFO as it relates to reporting your results of operations.

Management's Discussion and Analysis has been revised in Amendment No. 1 to disclose that, although management believes that FIFO is preferable to LIFO for the reasons noted, the use of FIFO during a period of rapidly rising or falling commodity prices can result in an imprecise matching of revenues and expenses in the short-term.

Note 6 Income Taxes, page F-23

32.
It appears that for the successor period you no longer have any undistributed earnings of foreign subsidiaries. If this is correct, please state the amount of earnings that were repatriated, the tax impact of this transaction, and the reason you decided to repatriate these earnings. Otherwise, please revise your disclosure to provide the information required by paragraph 44 of SFAS 109.

The Company does continue to have undistributed earnings of foreign subsidiaries in the successor period. Note 6 in Amendment No. 1 has, therefore, been revised to provide the information required by paragraph 44 of SFAS 109.

Note 10 Pension and Retirement Benefits, page F-29

33.
Please revise your disclosure on page F-3l or your discussion within Critical Accounting Policies to specify which actuarial assumptions were revised.

Critical Accounting Policies has been revised to specify which actuarial assumptions were revised.

Note 12 Environmental and Legal, page F-34

34.
We note that you are the subject to five lawsuits alleging product liability and other environmental remediation liabilities. Please revise your disclosure to provide the information required by Questions 2 and 4 of SAB Topic 5:Y, as applicable. Also, it is unclear from your disclosure of your five lawsuits whether you are assessing your liability for these lawsuits on a gross or net basis. Please revise your disclosure to clarify. Please also revise your interim disclosures, as appropriate.

Supplementally, the Company advises the Staff that there are currently no active environmental investigations or lawsuits against the Company. The item disclosed by the Company in the financial statements represents two landfills at its Kokomo facility, both of which are closed, and one lagoon at its Mountain Home facility, which is also closed. One of the Kokomo landfills has been granted a final closure permit and the remaining landfill and the lagoon at Mountain Home have applications pending for final closure permits.

The cost associated with closing the landfills and the lagoon has been incurred in financial periods prior to those presented, with the remaining cost to be incurred in future periods related solely to post-closure monitoring and maintenance of the landfills. Note 12 has been revised to disclose that, based on historical experience, the Company estimates that the cost of monitoring and maintenance will approximate $95,000 per year over the remaining obligation period. The discounted value, using the 20 year treasury rate less inflation, equals $1.07 million and is reflected in the financial statements in Note 12. Note 12 has also been revised in Amendment No. 1 to disclose that the obligation period is 30 years from the date of closure for each site. The Company stores hazardous waste on site only on an interim basis, in accordance with applicable law. All waste is removed and disposed of periodically by a licensed hazardous waste disposal company. This costs is reflected as part of the manufacturing costs of the operations of the Company.

As was disclosed in Note 12, the Company is also required to monitor ground water at its Kokomo facility. Note 12 has been revised to disclose that the potential costs of additional corrective actions cannot be accurately determined at this time and are not included in the accrual.

The five lawsuits noted in the financial statements represent cases alleging that the Company's welding related products harmed users of such products through inhalation of welding fumes containing manganese. Management does not consider these lawsuits to be material to the Company because of the Company's insurance coverage, which limits the Company's liability in each case to $25,000. Additionally, the Company's potential product participation is limited because the Company estimates that the Company's products represent less than 0.01% of the total volume of the products which are the subject of these lawsuits. Finally, the Company also believes that these suits are not material because five such cases have been dismissed to date and one of the five cases noted in the financial disclosure, has subsequently been dismissed, reducing the number of total suits outstanding against the Company to four.

In summary, as it relates to Question 2 of SAB Topic 5:Y and SOP 96-1, the Company believes the following:

—
The historical record supports the current conclusion as to the reliability of the accrued liability.

—
No accrual has been provided for any unasserted claims because of the Company's historical performance against suit claims and the availability of liability insurance.

—
All sites have been remediated with respective cost reflected in prior financial periods with the current practice being to remove from the sites any hazardous waste generated.

—
To the extent that the Company is a defendant in product liability cases, the Company does participate in sharing of cost up to $25,000, at which time the insurance coverage takes over.

  —
  The liability associated with the estimated landfill and lagoon post-closure monitoring and maintenance cost has been accrued in the financial statements and this estimate of future monitoring and maintenance cost are reasonably determinable based on the facts and circumstances known and reasonable consideration has been given to potential changes in costs noted and they have been determined not to be material to the financial presentation of the Company.

        In summary as it relates to Question 4 of SAB Topic 5:Y and SOP 96-1:

  —
  The properties on which the closed landfills and lagoon are located are an integral part of the facility and there are no plans to sell or abandon the properties.

  —
  The cost to close the sites has been incurred and recorded in prior financial statements along with the estimates of post-closure monitoring and maintenance of the sites.

  —
  Disclosure of the key estimates of the environmental liability is disclosed in Note 12 of the financial statements along with any material costs.

  —
  These costs have not been material to the operations of the Company in the past, and based on the facts and circumstances known today, it is anticipated that these costs will not be material in the future.

35.
We note that you have closure and post-closure responsibilities for the storage and disposal of wastes.

The Company supplementally advises the Staff that it currently has no closure liabilities. The Company is responsible only for post-closure maintenance and monitoring post-closure liabilities on two former landfill sites at its Kokomo facility and one lagoon at its Mountain Home facility.

Although the Company does generate and accumulate hazardous waste through its manufacturing process, such waste is removed by a third-party licensed hazardous waste disposal company. The Company's storage is, therefore, short-term in nature and does not represent permanent storage. Costs associated with the removal of this waste are reflected as operating costs in the financial statements because this material is a by-product of the manufacturing process. For these reasons, the Company addresses only post-closure liabilities.

Please revise your consolidated financial statements to provide the following information:

•
Your accounting policy for the accrual of these costs, including the impact of adopting SFAS 143;

The Company has liability under certain environmental regulations to provide post-closure monitoring and maintenance for two landfill sites and one lagoon for a period of up to 30 years from the date of closure. Note 12 has been revised in Amendment No. 1 to disclose that, in accordance with SFAS 143, accruals for these costs are calculated by estimating the cost to monitor and maintain each post-closure site and multiplying that number by the number of years remaining in the 30 year post-closure monitoring and maintenance period. At each fiscal year end, the Company evaluates the accuracy of the estimates for these monitoring and maintenance costs for the upcoming fiscal year. The costs associated with closing the landfills at the Kokomo site and the lagoon at the Mountain Home site were incurred in post-closure financial periods prior to those presented, with the remaining costs to be incurred in future periods related solely to monitoring and maintenance. Based on historical experience, the Company estimates that the cost of post-closure monitoring and maintenance will approximate $95,000 per year over the remaining obligation period. The discounted value, using the 20-year U.S. treasury rate less inflation, equals approximately $1.07 million and is reflected in the financial statements in Note 12.

  •
  Roll-forwards of your closure and post-closure liabilities and environmental liabilities for each period presented;

  Amendment No. 1 has been revised to disclose that in fiscal 2002, 2003 and 2004, the Company spent approximately $95,000 per year for post-closure monitoring and maintenance costs at these landfill sites. The Company supplementally advises the Staff that, for this reason, it does not believe roll forward amounts are a material disclsoure.

  •
  Reasons for any material fluctuations in your liability, if applicable;

  There have been no material fluctuations in the Company's liabilities.

  •
  Total anticipated cost for closure and post-closure activities, the range of reasonably possible additional losses, and the anticipated timeframe for paying the costs; and

  As disclosed above, the total anticipated amount of costs for post-closure activities is $1.07 million, which is spent over a 30-year period for each landfill and the lagoon. Due to the fact that the Company does not store or dispose of hazardous waste on its properties and the fact that the landfills and lagoon are all closed, the Company does not believe that the range of reasonably possible additional losses is material.

  •
  Disclosure of any material changes in estimates related to closure and post-closure costs, consistent with the requirements of paragraph 33 of APB 20.

  There have been no material changes to estimates related to closure and post-closure costs.

Note 14 Stock-based compensation, page F-35

36.
Please revise your disclosure regarding the fair value of your common stock to provide the following additional information:

•
Whether the valuation used to determine the fair value was contemporaneous or retrospective. If the valuation was not contemporaneous, disclose the reason management chose not obtain a contemporaneous valuation.

•
A comprehensive discussion of the significant factors and assumptions underlying your valuation method to estimate the fair value of your common stock.

•
Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of your common stock on August 31, 2004 and the estimated IPO price.

Amendment No. 1 has been revised to provide the additional information requested regarding the fair value of the Company's common stock. Please note that the valuation method utilized was the same method that was utilized to determine the reorganization value of the Company in the Disclosure Statement filed with the Bankruptcy Court; however it was updated as of August 31, 2004 using with the then most recently available financial data. In addition, since this is a shelf registration with no proceeds being generated from the registration statement, any discussion regarding the difference between the fair value of our common stock on August 31, 2004 and the estimated IPO price is not meaningful.

Legal Matters, page 78

37.
Please specify the legal matters that counsel will opine upon relating to the offering.

Amendment No. 1 has been revised to specify that counsel will opine that the shares of common stock being registered, when delivered by the Selling Stockholders to and paid for by the purchasers thereof, will be duly authorized, validly issued, fully paid and nonassessable.

Legality Opinion

38.
Please state which state or states law your opinion is based upon.

The opinion has been revised to state that it is based upon the corporate laws of the state of Delaware.

Very truly yours,

IceMiller

/s/ STEPHEN J. HACKMAN Stephen J. Hackman
cc:	Francis J. Petro Marcel M. Martin